Exhibit 99.7

Certification

In connection with the annual report of Baytex Energy Trust (the “Trust”) on Form 40-F/A for the fiscal year ending December 31, 2005 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, W. Derek Aylesworth, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.               The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.               The information contained in the Report fairly represents, in all material respects, the financial condition and results of operations of the Trust.

Registrant:	BAYTEX ENERGY TRUST

By: Baytex Energy Ltd.

Date at Calgary, Alberta, as of February 9, 2007

	By:	(signed) “W. Derek Aylesworth”
	Name:	W. Derek Aylesworth, CA
	Title:	Chief Financial Officer